Exhibit 11.0

REMOTE DYNAMICS, INC. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE
(in thousands, except per share data)

	Three months ended May 31,		Nine months ended May 31,
	2004	2003	2004	2003
Net loss applicable to common stockholders:	$(31,630)	$(3,228)	$(36,255)	$(12,105)
Weighted average number of shares outstanding:
Weighted average number of shares outstanding, net of treasury shares — Basic EPS	9,672	9,670	9,671	9,670
Additional weighted average shares for assumed exercise of stock options, net of shares assumed to be repurchased with exercise proceeds	—	—	—	—

Weighted average number of shares outstanding, net of treasury shares — Diluted EPS	9,672	9,670	9,671	9,670

Net loss per common share applicable to common stockholders:
Basic and diluted EPS	$(3.27)	$(0.33)	$(3.75)	$(1.25)

     As discussed in Note 1 to the Condensed Consolidated Financial Statements, the Company filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Texas Dallas Division on February 2, 2004, in order to facilitate the restructuring of the Company’s debt, trade liabilities, and other obligations. On June 29, 2004, the Bankruptcy Court confirmed the Company’s reorganization plan. As of the July 2nd effective date, all common stock and other equity interests of the Company (including but not limited to warrants, stock options and anti-dilutive rights), were extinguished and new common stock was issued. See Item 2: “Changes in Securities, Use of Proceeds, and Issuer Purchase of Securities under Part II of this Form 10-Q for a description of transactions that occurred after May 31, 2004 but before the filing of this Form 10-Q that would have changed materially the number of common shares outstanding if such transactions had occurred before May 31, 2004.